

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Chen Yuanhang
Chief Executive Officer
LVPAI Group Ltd
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re:** **LVPAI Group Ltd**
> **Form 10-K for the fiscal year ended January 31, 2022**
> **Filed May 19, 2022**
> **Form 10-K for the fiscal year ended January 31, 2023**
> **Filed May 25, 2023**
> **File No. 033-20966**

Dear Chen Yuanhang:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Michael Gillespie